UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Appointment of Directors and Executive Officer

On September 22, 2025, the board of directors of the Company (the “Board”) increased the size of the Board by two directors, pursuant to provisions in the second amended and restated articles of association of the Company, and approved the appointment of Mr. Han YAN, age 29, as a non-independent executive director of the Company and Ms. Qiuxian QIAO, age 42, as an independent non-executive director of the Company, effective September 22, 2025. Mr. Yan is stepping in as the Company’s Chief Operating Officer. Mr. Yan and Ms. Qiao accepted the positions. Pursuant to the director agreement between Mr. Yan and the Company and Ms. Qiao and the Company, Mr. Yan and Ms. Qiao shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the second amended and restated memorandum and the second amended and restated articles of association of the Company, or any applicable laws, rules, or regulations. Ms. Qiao will also serve as a member of the audit committee, compensation committee and nominating and corporate governance committee of the Company.

The Board assessed the independence of Mr. Yan and Ms. Qiao under the Company’s corporate governance guidelines and the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Mr. Yan is not independent and Ms. Qiao is independent.

Mr. Yan and Ms. Qiao do not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Mr. Yan and Ms. Qiao were appointed as directors of the Company. Mr. Yan and Ms. Qiao are not related to any existing officer or director of the Company. There are also no transactions or relationships between or among Mr. Yan and Ms. Qiao with the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Mr. Yan and Ms. Qiao is set forth below.

Mr. Han Yan, age 29, has over 9 years of experience in business administration. Mr. Yan is the founder and has been the chief executive officer since July 2016 of Mask Network, a platform that integrates Web3 applications such as encrypted communication, decentralized finance, non-fungible tokens, and social tipping into mainstream social media. Mr. Yan is the founder and has been the managing partner since May 2022 of Bonfire Union, a venture capital brand dedicated to support early-stage Web3 projects across infrastructure, gaming artificial intelligence, decentralized finance and decentralized social platforms.

In connection with Mr. Yan’s appointment as a non-independent executive director, the Company and Mr. Yan entered into a director agreement and indemnification agreement. Mr. Yan will receive monthly compensation of US$1,280 for his membership on the Board. The agreement imposes certain duties and customary confidentiality obligations on Mr. Yan customary for the agreements of this nature. Mr. Yan is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

Ms. Qiuxian Qiao, age 42, has over 15 years of experience in auditing, finance, risk management and business management. Ms. Qiao has been a paralegal of Guangdong Zhiheng (Qianhai) Law Firm since November 2023. From November 2021 to August 2023, Ms. Qiao was an executive director and chief investment officer of HSC Resources Group Limited (HKEx: 1850). From January 2016 to November 2021, Ms. Qiao was the chief investment officer and strategic investment manager of Zhong Ji Longevity Science Group Limited (HKEx: 767). From June 2014 to December 2015, Ms. Qiao was a strategic investment manager of XinKong International Capital Holdings Limited (HKEx: 993). From November 2012 to May 2014, Ms. Qiao was a business development manager of Banco Pinto de Magalhães. From February 2012 to November 2012, Ms. Qiao was a risk manager consultancy senior consultant of KPMG Advisory (China) Limited. From September 2009 to January 2012, Ms. Qiao was a financial analyst of IBM (China) Limited. From February 2007 to August 2009, Ms. Qiao was an auditor of PricewaterhouseCoopers (Macau). Ms. Qiao obtained a master of economics from the University of Hong Kong in 2007.

In connection with Ms. Qiao’s appointment as an independent non-executive director, the Company and Ms. Qiao entered into an independent director agreement and indemnification agreement. Ms. Qiao will receive monthly compensation of US$1,280 for her membership on the Board. The agreement imposes certain duties and customary confidentiality obligations on Ms. Qiao customary for the agreements of this nature. Ms. Qiao is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.2.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Han Yan
10.2	Form of Independent Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Qiuxian Qiao
99.1	Press Release dated September 24, 2025 - Ming Shing Group Holdings Limited Announces Addition to Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: September 24, 2025	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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